Arch Capital Group Ltd.

Wessex House, 4th Floor

Hamilton HM 12

Bermuda

July 8, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Arch Capital Group Ltd.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 001-16209

Dear Mr. Rosenberg:

We acknowledge receipt of your letter, dated July 1, 2009, setting forth the comments of the staff of the Securities and Exchange Commission relating to the Form 10-K and Form 10-Q of Arch Capital Group Ltd. (the “Company”) for the fiscal year ended December 31, 2008 and fiscal quarter ended March 31, 2009, respectively (File No. 001-16209).  As previously indicated, the Company proposes to provide its responses to the comment letter on or before July 31, 2009.

If you have any questions in the interim, please do not hesitate to telephone me at (441) 278-9253 or Louis Petrillo at (914) 872-3610.

Sincerely,

/s/ John C.R. Hele
John C.R. Hele
Executive Vice President and Chief
Financial Officer

cc:                                 Tabatha Akins

Mary Mast

Louis Petrillo

Debra O’Connor

John Schuster, Cahill Gordon & Reindel LLP